UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 March 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

1 April 2008

MEDIA RELEASE

Telecom New Zealand appoints Russ Houlden as chief financial officer

Telecom New Zealand today announced that Russ Houlden has been appointed as its chief financial officer, effective from 10 April 2008.

Mr Houlden has extensive experience working in senior international financial leadership roles, including time at BT, one of Europe’s largest telecommunications companies.

He was finance director at the commercial law firm Lovells from 2002 until
Lovells is one of the largest international business legal practices, with over three thousand people operating from 26 offices in Europe, Asia and the United
States.  Previously he worked for BT, as finance director of BT Wholesale - a group with 30,000 staff and capital expenditure of around two billion pounds annually, and for ICI in Europe and Japan.

CEO Paul Reynolds said Mr Houlden’s considerable industry transformation experience and international perspectives would be a tremendous asset for
Telecom New Zealand in the era of operational separation.

“We are very fortunate to get someone of Russ’ calibre. He has played key roles at the heart of successful transformations in the telecommunications, chemicals and commercial law industries and has very broad international experience.
will benefit Telecom New Zealand as we embrace a new era of innovation, transparency, operational separation and increased competition,” Dr Reynolds said.

“Russ will be a key member of the senior management team and I’m delighted to have him come aboard at such an exciting time for Telecom New Zealand and for the industry.”

Mr Houlden said he had followed Telecom New Zealand’s recent progress with interest, and is looking forward to the opportunities and challenges of his new role.

“Telecom New Zealand faces many opportunities and challenges as a result of volume growth, communications convergence, competition and operational separation. I am keen to help to steer the group’s transformation for the benefit of customers and shareholders.”

Mr Houlden will be based in Auckland and will lead finance teams located across
New Zealand and Australia.

ENDS

Contact:

Mark Watts, Head of External Media, +64 (0)272 504 018
or
Phil Love, Media Manager, +64 (0)272 448 496

Russ Houlden, BSc (Hons), FCMA, FCT

Career highlights

2002-2008 Finance Director, Lovells

2000-2002 Finance Director, BT Wholesale

1999-2000 Finance Director, BT Networks & Information Services

1994-1999 Finance Director, ICI Polyurethanes

1991-1994 Finance Director, ICI Japan

1989-1991 Head of Corporate Reporting, ICI Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 April 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary